Mail Stop 3561

October 20, 2006

Michael G. Staffaroni
Chief Executive Officer and President
Heelys, Inc.
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006

>   **Re:**   **Heelys, Inc.**
>   **Letter dated October 17, 2006**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 4, 2006**
>   **File No. 333-137046**

Dear Mr. Staffaroni:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We read your correspondence dated October 17, 2006. In addition to the information provided, please provide us with the IPO analysis referred to in your letter and a summary of the valuations performed by the independent third party appraiser that details the results of the five methodologies and the probability-based weighted average valuation. Please include with your summary an explanation of your basis for a probability-based weighted average valuation in light of the valuations discussed with the underwriters. In addition, please tell us:

- When you began discussions with the underwriters concerning the initial
  public offering;

- The dates that you discussed valuations with your underwriters including the
  ranges of valuations you discussed; and

- The intervening events which occurred between the issuance date of the
  options and the date of your most recent discussions with the underwriters that
  you believe significantly increased the fair value of your common stock.
  Please include with your response the date on or period over which each event
  occurred, the amount of the increase on a per share basis you attribute to each
  business reason or event, and why you believe the per share change you
  attributed to each business event was reasonable.

We may have further comment after we review your response.

Risk Factors, page 6

2. We note that several localities have banned your sneakers due to public safety and
   liability concerns. For example, see "Getting around Ajax just got a little harder
   for some sneaky types," National Post, dated September 21, 2006 and "Wheely
   annoying," The Sunday Mirror, dated October 15, 2006. Please revise to include
   a risk factor that describes the effect of these bans on your business.

Business, page 40

International Sales, page 46

3. We note your response to comment 28 in our letter dated September 21, 2006.
   Please revise to disclose the revenues attributable to any individual country, if
   material. Refer to Item 101(d)(1)(i)(C) of Regulation S-K. For example, we note
   that Japan has accounted for 19.9% of net sales.

Certain Relationships and Related Party Transactions, page 57

4. We note your response to comment 33 in our letter dated September 21, 2006 and
   your letter dated October 17, 2006. Since the issuances in April and May 2006
   have already occurred, please revise to disclose this information. In addition,
   please tell us the exemption from registration relied upon by Mr. Adams to sell
   362,150 shares to Mr. Hamner and describe the facts that make the exemption
   available.

5. Please file the agreement with CSVC. In addition, please describe the Investors Agreement referred to in your letter dated October 17, 2006 and file the agreement as an exhibit to your registration statement.

Principal and Selling Stockholders, page 59

6. We note your response to comment 35 in our letter dated September 21, 2006; however, we reissue our previous comment. Please describe how the selling stockholders received their securities.

Description of Capital Stock, page 61

7. We note your response to comment 39 in our letter dated September 21, 2006; however, we reissue our previous comment. Please revise to disclose the prior issuances of series A and B preferred stock, the redemption of the series A and the conversion of the series B preferred stock so that investors may understand the significant developments and changes to your capital structure.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

8. We note your response to comment 47 in our letter dated September 21, 2006. We reissue that part of our previous comment asking you to disclose all the information since the issuances have already occurred. We note that you state that the issuances were exempt under Section 4(2) and Regulation D. Please revise to clarify which exemption you are relying for each issuance. Further, revise to clarify which rule under Regulation D you are relying on.

9. We note that you state that each share of series B preferred was converted into one share of common stock. Please also describe each issuance of series B preferred stock.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Ruggiero at (202) 551-3331 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor at (202) 551-3335 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert Sarfatis, Esq.
       Gardere Wynne Sewell LLP
       Fax: (214) 999-3245